March 30, 2012

VIA OVERNIGHT COURIER

Ms. Cecilia Blye
Office of Global Security Risk
Division of Corporation Finance
Securities and Exchange Commission
100 F. Street, N.E.
Washington, D.C. 20549

Re:	Orbitz Worldwide, Inc.
Form 10-K for the Fiscal Year Ended December 31, 2011
Filed March 5, 2012
File No. 1-33599

Dear Ms. Blye:
As we discussed on March 29, 2012, Orbitz Worldwide, Inc. (the “Company”) has requested an extension until April 19, 2012 to respond to the comments contained in your letter dated March 22, 2012 (“Comment Letter”) related to the Company's Annual Report on Form 10-K for the fiscal year ended December 31, 2011. We intend to respond substantively to the Comment Letter by April 19, 2012.
Please do not hesitate to contact me by telephone at (312) 894-4804 or via email at mackenzie.phillips@orbitz.com, with any questions or comments regarding this correspondence.
Very truly yours,

/s/ Mackenzie K. Phillips
Mackenzie K. Phillips
Interim Securities Counsel

cc: Pradip Bhaumik, Special Counsel
Alice Geene, Interim General Counsel, Orbitz Worldwide, Inc.

500 West Madison
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